 Exhibit 99.2

FORM OF LETTER TO CLIENTS

3,401,151 SHARES OF COMMON STOCK
ISSUABLE UPON EXERCISE OF SUBSCRIPTION RIGHTS

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M. EASTERN TIME
ON SEPTEMBER 30, 2010, SUBJECT TO EXTENSION OR EARLIER CANCELLATION.

August 24, 2010

To Our Clients:

We are sending this letter to you because we hold shares of Encorium Gorup, Inc. (the “Company”) common stock, par value $0.001 per share (the “Common Stock”) for you.  The Company has commenced a rights offering of up to an aggregate of 3,401,151shares of Common Stock at a subscription price of $ 1.75 per share (the “Subscription Price”), for up to an aggregate purchase price of $5,952,015, pursuant to the exercise of non-transferable subscription rights (the “Subscription Rights”) distributed to all holders of record of shares of the Common Stock as of 5:00 p.m., Eastern Time, on August 11, 2010 (the “Record Date”). The Subscription Rights are described in the Company’s Prospectus, dated August 24, 2010 (the “Prospectus”).

The Company has distributed one Subscription Right for each share of Common Stock outstanding on the Record Date. Each Subscription Right entitles the holder to purchase one share of Common Stock at the Subscription Price (the “Basic Subscription Right”). Subject to the allocation described below and the limitations described in the Prospectus, each Subscription Right also grants the holder an over-subscription privilege to purchase additional shares of Common Stock that are not purchased by other rights holders pursuant to their Basic Subscription Rights (the “Over-Subscription Privilege”). Holders are entitled to exercise their Over-Subscription Privilege only if they exercise their Basic Subscription Rights in full.

If you wish to exercise your Over-Subscription Privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on the enclosed Beneficial Owner Election Form. When you send in that form, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your Basic Subscription Rights). If an insufficient number of shares are available to fully satisfy all Over-Subscription Privilege requests, then the Company will allocate the available shares pro rata among the stockholders exercising the Over-Subscription Privilege in proportion to the number of shares of Common Stock each of those stockholders owned on the Record Date, relative to the number of shares owned on such date by all stockholders exercising the Over-Subscription Privilege. If this pro rata allocation results in any stockholder receiving a greater number of shares than the stockholder subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such stockholder will be allocated only that number of shares for which the stockholder oversubscribed, and the remaining shares will be allocated among all other stockholders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all shares have been allocated.

The Company will not issue fractional shares. Fractional shares will be eliminated by rounding up to the nearest whole share. Any excess subscription payments received will be returned, without interest, deduction or penalty, as soon as practicable after the expiration of the subscription period.

We are (or our nominee is) the holder of record of Common Stock held by us for your account. We can exercise your Subscription Rights only if you instruct us to do so.

We request instructions as to whether you wish to have us exercise the Subscription Rights relating to the Common Stock we hold on your behalf, upon the terms and conditions set forth in the Prospectus.

We have enclosed your copy of the following documents:

1.	Letter to Stockholders from the Company;

2.	Prospectus;

3.	Instructions for Use of Encorium Group, Inc. Subscription Rights Certificate; and

4.	Beneficial Owner Election Form.

 The Subscription Rights will expire if not exercised by 5:00 p.m., Eastern Time, on September 30, 2010, subject to extension or earlier cancellation (the “Expiration Date”). Any Subscription Rights not exercised prior to the Expiration Date will expire.    Any subscription for shares of Common Stock in the rights offering made hereby is irrevocable.

The materials enclosed are being forwarded to you as the beneficial owner of Common Stock carried by us in your account but not registered in your name. Exercises of Subscription Rights may be made only by us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the rights offering.

If you wish to have us, on your behalf, exercise the Subscription Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the “Beneficial Owner Election Form” included herewith.

If you have any questions regarding the rights offering, please contact the Company’s information agent for the rights offering, Alliance Advisors, LLC at 866-458-9858.